June 20, 2024

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Groundfloor Finance Inc. Offering Statement on Form 1-A

Post-Qualification Amendment No. 8

Filed June 17, 2024
File No. 024-12013

To Whom It May Concern:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, Groundfloor Finance Inc. hereby requests acceleration of the qualification date of the above-referenced Groundfloor Finance Inc. Post-Qualification Amendment No. 8 to the Company’s Offering Statement on Form 1-A to 5:00 p.m., Eastern Time, on June 20, 2024, or as soon thereafter as is practicable.

If you have any questions regarding the matters discussed above, please do not hesitate to contact our counsel Brian S. Korn, Esq., of Manatt, Phelps & Phillips, LLP at (212) 790-4510.

Sincerely,

Groundfloor Finance Inc.

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Secretary and Co-Founder

cc:	Brian S. Korn, Esq., Manatt, Phelps & Phillips, LLP